April 9, 2020

Donald Wenner
President, DLP PNF Manager LLC
DLP Positive Note Fund LLC
605 Palencia Club Drive
St. Augustine, FL 32095

       Re: DLP Positive Note Fund LLC
           Offering Statement on Form 1-A
           Filed March 18, 2020
           File No. 024-11180

Dear Mr. Wenner:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A

Description of Securities Offered, page 37

1.    We note the arbitration, exclusive forum and jury waiver provisions in section 6.02 of
      your limited liability company operating agreement; section 11(f) of your note holder subscription agreement; and section 2.6 of your promissory notes. Please describe these provisions in your offering circular. Also disclose:
        Whether these provisions apply to federal securities law claims; Whether these provisions apply to other applicable state or federal law claims;
        Whether secondary purchasers would be subject to these provisions;
        If you plan to apply these provisions to federal securities law claims, that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder (see Section 14 of the Securities Act and Section
          29(a) of the Exchange Act);
 Donald Wenner
FirstName LastNameDonald Wenner
DLP Positive Note Fund LLC
Comapany NameDLP Positive Note Fund LLC
April 9, 2020
April 2 2020 Page 2
Page 9,
FirstName LastName
              If applicable, risk factors relating to these provisions; and If applicable, uncertainty regarding whether courts would enforce these provisions.

         If these provisions do not apply to federal securities law claims, please revise your exhibits to clarify.
Plan of Distribution, page 38

2. We note your references to online platforms in this section. Please describe such online platforms including their relationship to the issuer. Provide your analysis which explains clearly whether such platforms are associated persons of the issuer and how you determined that they may rely on Exchange Act Rule 3a4-1. To the extent they may not rely upon Rule 3a4-1, please tell us your consideration of whether such online platforms are required to register as broker dealers under the Exchange Act. We may have further comment.
Advertising, Sales or Other Promotional Materials, page 39

3. We note your disclosure regarding the use additional advertising, sales and other promotional materials in this section. Please confirm that any such communications will comply with the conditions in Securities Act Rule 255(b). Also, please supplementally provide us with copies of all written communications you present to potential investors prior to the qualification of the offering circular.
Prior Performance Summary
Table I, page 42

4. Please revise Table I to disclose the dollar amount offered in each of the prior programs presented.
Table III, page 44

5. Please tell us why you have not included summary GAAP balance sheet data and information regarding distributions per $1,000 in Table III. Security Ownership of Management and Certain Securityholders, page 50

6. We note that the information regarding the equity ownership of the Manager is as of
         December 31, 2019, which is a date before the Company's inception date of January 16,
         2020 and the financial statement date of February 29, 2020. Please tell us why these equity interests are not reflected in the balance sheet on page F-2.
Part III   Exhibits, page 61

7. Please revise to include a consent of your auditors to the use of their audit report in this
         Offering Circular. Refer to Item 17.11 of Part III-Exhibits of Form
1-A.
 Donald Wenner
DLP Positive Note Fund LLC
April 9, 2020
Page 3


Independent Auditors' Report, page F-1

8. We note that the opinion paragraph of your auditors' report refers to "cash flows for period January 16, 2020 (inception) to February 29, 2020" but no statement of cash flows is provided nor it is referenced in the scope paragraph. Additionally, we note that
       "changes in retained earnings, for the period January 16, 2020 (inception) to February 29,
       2020" is included in the scope paragraph, but you have not provided a statement of changes in equity. Please revise to provide audited statements of cash flows and changes in owners' equity or have your auditors revise their report as appropriate.
Note Schedule, page 63

9. Please explain the footnote to the schedule that the Note Schedule may be subject to periodic change.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jorge Bonilla at 202-551-3414 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameDonald Wenner
                                                             Division of
Corporation Finance
Comapany NameDLP Positive Note Fund LLC
                                                             Office of Real
Estate & Construction
April 9, 2020 Page 3
cc:       Ira Levine, Esq.
FirstName LastName